October 14, 2025

VIA EDGAR TRANSMISSION

Christina DiAngelo Fettig
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-0506

Re:	Elevation Series Trust; File Nos. 333-265972, 811-23812

Dear Ms. DiAngelo Fettig:

On September 24, 2025, you provided oral comments with respect to certain Securities and Exchange Commission filings of Elevation Series Trust (the “Registrant”). Please find below the Registrant’s response to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Form N-CSR (October 31, 2024)

Management’s Discussion of Fund Performance

Comment 1. TrueShares Quarterly Bull Hedge ETF and TrueShares Quarterly Bear Hedge ETF mention the pursuit of capital appreciation. Capital appreciation does not appear to be in the investment objective of either Fund. In correspondence that was filed on June 5, 2024, capital appreciation was removed from the Funds’ investment objectives. Supplementally, please explain the use of “capital appreciation” in the MDFP and correct the usage of such moving forward.

Response. The Registrant agrees that “total return” would have been clearer than “capital appreciation,” but notes that capital appreciation is a component of total return. The Registrant undertakes to correct the usage of “capital appreciation” moving forward.

Average Annual Total Returns

Comment 2. The SRH U.S. Quality ETF appears to have changed its benchmark index from the prior year. Any change in the index must be accompanied by an explanation as to the reason for the change. See Instruction 8 to Item 27A(d)(ii) of Form N-1A.

Response. The Registrant notes that the Fund’s benchmark change was not voluntary, rather solely to comply with the revised regulatory requirements of what constitutes a “broad-based” index. The Registrant confirms that it will comply with Instruction 8 to Item 27A(d)(ii) of Form N-1A in future filings.

PROSPECTUS (dated February 28, 2025 for SRH REIT Covered Call ETF)

October 14, 2025

Comment 3. The performance section shows returns for the Morningstar Real Estate Sector Index. This index does not appear to comply with a “broad-based” index as defined in Form N-1A.

Response. The Registrant filed a supplement to the prospectus on September 29, 2025 that includes the returns of the S&P 500 Total Return Index as the primary reference index.

Form N-CSR (October 31, 2024)

Notes to the Financial Statements

Comment 4. The SRH U.S. Quality ETF, SRH REIT Covered Call ETF, TrueShares Quarterly Bull Hedge ETF, and TrueShares Quarterly Bear Hedge ETF (the “Funds”) each have unitary fee structures. Please explain in correspondence if the advisers are current with all payments to fund service providers.

Response. With respect to the Funds, the Registrant confirms that the advisers are current with all payments to fund service providers.

Comment 5. At the end of Note 3 for the TrueShares ETFs, there is disclosure regarding the “average monthly notional value of written option contracts.” Please confirm whether the disclosure is correct, as it appears the Funds only purchased options. Additionally, Note 3 references pledged collateral for written options. Please confirm whether this should reference pledged collateral for purchased options.

Response. The Registrant confirms that the disclosure should have referenced purchased options rather than written options. The Registrant undertakes to correct such disclosure in future filings

Comment 6. In the Significant Accounting Policies for Portfolio Valuation, please disclose how investments in short-term money market funds are valued.

Response. The Registrant agrees to disclose how investments in short term money market funds are valued in future filings.

General

Comment 7. In Item 4(c) Principal Accountant Fees and Services of Form N-CSR, please include additional detail related to the services disclosed under tax fees.

Response. The Registrant agrees to include additional details tailored to the tax fees in future filings. The Registrant proposes to add the following italicized disclosure:

Tax Fees are fees billed for professional services rendered by Cohen for tax compliance, tax advice and tax planning, and include preparation of Form 1120 RIC, Form 8613, state tax returns, and the review of excise dividend calculations.

October 14, 2025

FORM N-CEN (SRH REIT Covered Call ETF)

Comment 8. Please explain why Item C4 was checked “no.” Per the Registration Statement, the Fund is non-diversified.

Response. The Registrant notes that Item C.4 on Form N-CEN was inadvertently checked “no” for the SRH REIT Covered Call ETF. The Registrant undertakes to check the appropriate box in future filings.

PROSPECTUS AND FORM N-CSR

Comment 9. With respect to the Multi-Manager Exemptive Order, please explain where the Funds disclose the aggregate fee disclosure in the registration statement and financial statements.

Response. The Registrant believes the fees disclosed are the aggregate fees as defined in the Exemptive Order. The fees disclosed are those that are paid to the adviser by the applicable Fund, and any sub-adviser is paid out of the fee received by the adviser (not the Fund).

If you have any questions or additional comments, please contact Daniel Moler at (513) 352-6611.

Very truly yours,

/s/ Daniel Moler